SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 27, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Notice Concerning Change of Representative Corporate Executive Officer.

June 27, 2012

Notice Concerning Change of
Representative Corporate Executive Officer

At a meeting today, the Board of Directors of Sony Corporation (“Sony”) appointed Sony’s Corporate Executive Officers and announced a change in Representative Corporate Executive Officers as follows.

1.	Reason for Change
The expiration of the term of Corporate Executive Officer

2.	Retiring Representative Corporate Executive Officer
Name: Sir Howard Stringer*
Previous Title: Representative Corporate Executive Officer, Chairman
*
Sir Howard Stringer is newly appointed as the Chairman of the Board as of the date hereof.  Mr. Kazuo Hirai, President and CEO, Corporate Executive Officer, and Dr. Ryoji Chubachi, Vice Chairman, Corporate Executive Officer, continue to serve as Representative Corporate Executive Officers.

3.	Date of Change
June 27, 2012